Zi Corporation

Management Discussion and Analysis

For the Three and Six Month Periods Ended

June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2008 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report and the annual audited financial statements for the year ended December 31, 2007. The Management Discussion and Analysis, has been prepared as at August 13, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been prepared with reference to our unaudited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All financial information herein is presented in United States of America dollars (“U.S. Dollars”), except as otherwise indicated.

Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the applicable securities laws. You can identify these forward-looking statements when you see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in “Risk Factors” below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta, Canada. Our corporate headquarters is in Calgary, Alberta with offices in the United States of America, Sweden, China, Hong Kong and Japan; and a sales team that markets our products to customers around the globe.

We develop and market software designed to provide discovery and usability solutions for mobile search, input and advertising. Our embedded software products make such electronic devices such as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes, printers and other similar devices more intuitive and easier to use. Users are able to enter data more efficiently and are able to circumvent complex and tedious interfaces by accessing key features directly, thereby improving the user experience by allowing the user to utilize the full potential of these devices.

The mobile handset market is one of the largest and most vibrant global electronics markets. Sources from Reuters estimate the global subscriber base to have reached over 3.3 billion in November 2007. Researcher strategy analytics estimates that over 1.2 billion handsets may be sold in 2008. Positive trends include the continued growth of mobile handsets in emerging markets, with sales of entry level devices growing, and increased sales of feature phones as replacement devices. We are uniquely positioned to benefit from this trend, based on our proven ability to develop mobile solutions in multiple languages, for devices ranging from proprietary entry level ultra low cost handsets and replacement feature phones, to smartphones based on open architecture.

Within both the emerging markets and the mature developed world, 2008 may well be the year of the smartphone. Dramatic increases in unit smartphone sales in 2007 are expected to continue into 2008, driven by the consumers desire to gain access to the outside world with them, in an environment that recognizes the unique challenges of the mobile device. Our product portfolio helps deliver on the promise of the smartphone, through improved input, search, and service discovery.

As the handset market has grown and evolved, wireless carriers worldwide have begun to deliver services which are uniquely positioned to the personal “always on” nature of the mobile phone. Content and product downloads, and other services unrelated to voice continue to deliver revenue growth, and services such as mobile advertising are beginning to gain strategic importance to the operator and subscriber alike. Informa estimates that worldwide mobile advertising revenues should increase from $2.6 billion in 2007, to almost $14 billion in 2011. In a recent market survey, Nielsen reported that almost 25 percent of U.S. mobile subscribers reported seeing mobile advertising, and of those, over 50 percent reported responding to it. Our mobile search and discovery solutions facilitate the effective, relevant, and context sensitive delivery of these non-voice services.

To enable users to enter data more efficiently, circumvent complex and tedious interfaces, to utilize features offered by smartphones, and to capitalize on the potential advertising market, we offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 70 languages, representing languages spoken and written by two thirds of the world’s population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our worldwide solutions include eZiTextTM for one-touch predictive text entry; eZiTypeTM predictive keyboard with auto-correction; DecumaTM for natural handwriting recognition with prediction technology; and Qix, a mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user (“ARPU”).

Our primary customers are original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) seeking to embed a text input solution in their device products for consumer use. We have also begun selling our products to network operators seeking to promote more service use and achieve revenue and innovation advantage. As more consumers use smartphones, Qix is well positioned to enhance the user experience by making it easier to utilize the advanced functions, and increase the ARPU that carriers earn.

Our customer and alliance base of OEM’s and ODM’s is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, ZTE, Sony Ericsson, Kyocera, Lenovo, Sony, Sony Computer Entertainment, Nintendo, Motorola, LG Electronics, and UT Starcom.

We deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, as for example the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with Qix. Qix makes it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited (“T-Mobile”), a major global wireless service operator. In the first quarter 2008, we announced our second revenue generating agreement with TELUS, a leading national telecommunications company in Canada. We are also in the process of conducting a trial with another major carrier. The results of these trials, when completed, will be used to further market our technology and sign revenue generating agreements.

In summary, our product portfolio includes:

eZiText offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes, printers and gaming consoles.

Key Features

•	Full word prediction

•	Single mode entry for different languages and applications

•	Dual language prediction for multilingual users

•	Passive and active learning of user vocabulary

•	Cross-application indexing and context-sensitive vocabulary

eZiType is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

•	Full word prediction

•	Auto-correction of common misspellings and keyboard errors

•	Single mode entry for different languages and applications

•	Dual language prediction for multilingual users

•	Passive and active learning of user vocabulary

•	Cross-application prediction and context-sensitive vocabulary

•	Works on virtual or hardware keyboards

Qix is a natural discovery engine that embeds on any mobile device and easily integrates with handset features, applications and content sources. It complements the user interface by providing an alternative to the standard menu. Qix allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often.

Key Features

•	On-device search

•	Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

•	Operator content discovery

Decuma is a new class of input for pen-based devices. It unites industry leading handwriting recognition and predictive text technology, which greatly enhances the user experience. Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages. There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features

•	Global coverage in 70 languages

•	World class predictive text features

•	User interface flexibility and simple integration

Recent Developments:

Thus far in 2008, we announced the following customer and market related events:

On July 24, 2008 we announced that the United States Court of Appeals for the Federal Circuit has determined that the United States District Court had ruled correctly in the matter of the lawsuit filed by The Board of Regents of the University of Texas System when the United States District Court for the Western District of Texas issued a judgment in favor of the defendants. The District Court had issued an order of non-infringement on May 3, 2007.

On July 10, 2008 we announced the signing of a contract with the Chinese telecommunications equipment manufacturer, ZTE Corporation for the delivery of Decuma Chinese and English. With sales of over $5 billion US dollars in 2007, ZTE plays an important role in the international telecom community.

On July 8, 2008 we announced the showcasing of our innovative, multi-language text entry portfolio at the Symbian Summit Tokyo 2008 on July 17. We demonstrated our text entry solutions, eZiText and eZiType along with our award-winning handwriting recognition solution Decuma for the Japanese mobile market.

On July 2, 2008 we announced that Kyocera Corporation, a leading global handset manufacturer based in Japan, has chosen our eZiText and eZiType predictive text technologies for select devices within its advanced mobile phone portfolio. This deal not only continues our relationship with Kyocera, but also licenses our products on Kyocera’s Sanyo-branded mobile handsets worldwide.

On June 9, 2008 we announced the availability of our innovative predictive text software for Hewlett Packard (“HP”) Multifunction Printers (“MFPs”). Our software can be integrated onto selected HP LaserJet MFPs now being shipped across the globe.

On April 30, 2008 we announced that Qix will be offered as a download version to T-Mobile customers in the UK. Qix will be available on select device models on the T-Mobile network. The downloadable version of Qix is instrumental in completing Qix trials and making Qix available to our customer’s subscribers without the requirement to purchase new mobile devices.

On April 9, 2008, we announced the successful transfer of $2.1 million in cash held in our Chinese subsidiary to a Canadian subsidiary. The transfer resulted from the implementation of an inter-company royalty program developed in order to provide an ongoing mechanism to make all cash balances available to fund our day-to-day operations globally. This program provides an ongoing mechanism to access cash accumulated in our Chinese subsidiaries, providing us with more flexibility in managing our cash flows.

On February 7, 2008, we announced a license agreement with TELUS to offer Qix on select models of TELUS smart phones and feature phones. TELUS will be the first carrier in North America to offer Qix.

We believe the implementation of Qix with TELUS is an important breakthrough for us. It reinforces that Qix technology is easy to adapt and can be used on a broad range of handsets, regardless of the operating system.

At the Mobile World Congress exhibition in Barcelona we unveiled the latest developments for Qix, including the introduction of Qix Updater, a refresher feature that allows operators to add new advertisements and content at any time and allows operators to push these updates to mobile users worldwide.

Summary of Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

(Thousands except per share amounts) (unaudited)
Revenues	$2,725	$3,489	$5,759	$6,120
Gross margin	$2,646	$3,423	$5,610	$6,017
Loss – continuing operations	$1,498	$1,187	$2,553	$2,808
Net loss	$1,498	$1,187	$2,553	$2,176
Total assets	$9,635	$15,606	$9,635	$15,606
Net loss per share from continuing operations – basic and diluted	$0.03	$0.02	$0.05	$0.06
Net loss per share - basic and diluted	$0.03	$0.02	$0.05	$0.05
Outstanding shares, weighted average	50,576	50,543	50,567	47,358
Outstanding shares, end of period	50,608	50,558	50,608	50,558

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in the preparation of our consolidated financial statements:

Going Concern Uncertainty

As at June 30, 2008, we had an accumulated deficit of $116,255,324 and for the six month period ended June 30, 2008, incurred a loss of $2,553,227 from continuing operations and used cash in operating activities of $4,308,427. Continuing operations are dependent on us achieving profitable operations and being able to raise capital, if and when necessary to meet our obligations and repay liabilities when they come due.

We are executing a business plan to allow us to continue as a going concern, which is to achieve profitability through cost containment and increased revenues. We have reduced our losses and intend to reduce them further, ultimately achieving profitability. There is significant uncertainty that we will be successful in executing this plan. Should we fail to achieve profitability, or if necessary, raise sufficient capital to sustain operations, we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

We were also successful in establishing an inter-company royalty program. This program provides an ongoing mechanism to access cash accumulated in our Chinese subsidiaries, providing us with more flexibility in managing our cash flows globally.

Our consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Principles of Consolidation

The consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by us.

We consolidate an entity’s financial statements when we either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at June 30, 2008 and December 31, 2007, or have the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when we do not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, we account for the entity under the equity method.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the concept has been reviewed by management, and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product’s commercial release.

Revenue Recognition

Revenues from software licensing agreements are recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”. The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations — i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could materially impact the amount of earned and unearned revenue.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are generally recorded as earned. For customers whose collectability is uncertain, royalties are recorded when payment is received.

Revenue from consulting and engineering services is recognized using the percentage of completion method.

Stock-based Compensation

We account for stock-based compensation in accordance with FAS No. 123(R), “Share Based Payment”. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period.

Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, future tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce future tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our future tax assets and liabilities and any valuation allowance to be recorded against a future tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We account for income taxes under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has mandated the adoption of International Financial Reporting Standards (“IFRS”) for years starting after January 1, 2011. While we report under U.S. GAAP, we are listed on the Toronto Stock Exchange (“TSX”) and therefore may be affected by the change to IFRS when filing with the TSX. Accordingly, we will be evaluating the impact of IFRS to our financial reporting during 2008, and will develop an implementation plan as appropriate. As we complete our evaluation, we will further communicate the impact of adoption of IFRS in Canada.

In March 2008, FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FAS 161”) which changes the disclosure requirements for derivative instruments and hedging activities. FAS 161 is intended to enhance the current disclosure framework in FAS 133 — Accounting for Derivative Instruments and Hedging Activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not historically entered into derivative instruments and hedging activities. However, we are considering actively managing our foreign exchange risks which includes entering into derivative and hedging contracts if appropriate. Accordingly, we will be required to disclose our hedging activities, if any, in accordance of FAS 161 for years beginning after November 15, 2008.

In December 2007, FASB issued FAS 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements,” (“FAS 160”). FAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes additional reporting requirements that identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. FAS 160 is effective for fiscal years beginning after December 15, 2008. The adoption of FAS 160 will not have a material effect on our consolidated financial position, results of operations or cash flows.

We have adopted FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115” (“FAS 159). The statement provides companies with an option to report selected financial assets and liabilities at fair value. The adoption of SFAS 159 has not had a significant impact on our consolidated operations and financial condition.

We have adopted FAS 157, “Fair Value Measurements” (“FAS 157”). The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The adoption of FAS 157 has not had a significant impact on our consolidated operations and financial condition.

The Securities and Exchange Commission (“SEC”) commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would not be required to adopt it until the matter had been settled. In June 2008, the Emerging Issues Task Force (“EITF”) issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, effectively settling this issue. We do not have warrants outstanding that meet the definition of a derivative under FAS 133 as at June 30, 2008. However, we did in previous years have warrants that met this definition. As a result, we will be required to record a cumulative adjustment to our opening Shareholders’ Equity on January 1, 2009. The cumulative adjustment amount is expected to be material but has not been determined as at June 30, 2008

Overall Performance

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages and per share amounts) (unaudited)

Revenues	$2.7	$3.5	-22%	$5.8	$6.1	-6%

Operating loss from continuing operations	1.7	1.1	55%	2.8	2.6	7%

Net loss from continuing operations	1.5	1.2	26%	2.6	2.8	-9%

Loss per share — continuing operations	$0.03	$0.02		$0.05	$0.06

Our net loss for the three month period ended June 30, 2008 increased by 26 percent compared to the same period in 2007. This decrease resulted from the following:

•	Decrease in revenues (see additional discussion under the “Operating Results — Revenue” section);

•	Increase in certain selling general and administrative (“SG&A”) costs (see additional discussion under the “Operating Results — Selling, General and Administrative” section); and

•	Increase in product research and development (“PR&D”) costs (see additional discussion under Operating Results — “Product Research and Development” section); offset by

•	Decrease in income taxes (see additional discussion under Operating Results — “Income Tax Expense” section);

•	Decrease in legal expenses (see additional discussion under the “Operating Results — Legal” section); and

•	Decrease in business taxes expenses (see additional discussion under the “Operating Results — Business Taxes” section).

Our net loss for the six month period ended June 30, 2008 decreased by 9 percent compared to the same period a year earlier, for the following reasons:

•	Decrease in income taxes (see additional discussion under Operating Results — “Income Tax Expense” section);

•	Decrease in legal expenses (see additional discussion under the “Operating Results — Legal” section);

•	Decrease in business taxes expenses (see additional discussion under the “Operating Results — Business Taxes” section); offset by

•	Decrease in revenues (see additional discussion under the “Operating Results — Revenue” section);

•	Increase in certain SG&A costs (see additional discussion under the “Operating Results — Selling, General and Administrative” section); and

•	Increase in PR&D costs (see additional discussion under Operating Results — “Product Research and Development” section).

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data from continuing operations for the past eight fiscal quarters:

	Second Quarter 2008	First Quarter 2008	Fourth Quarter 2007	Third Quarter 2007

(In millions, except per share amounts)
Revenues	$2.7	$3.0	$3.6	$3.4
Selling, general and administrative	2.7	2.8	3.0	2.3
Business Taxes	0.2	0.0	0.7	0.1
Legal	0.3	0.2	0.6	0.5
Product, research and development	0.8	0.7	0.7	0.6
Depreciation and amortization	0.4	0.4	0.4	0.4
Operating loss	1.7	1.1	1.8	0.6
Loss from continuing operations	1.5	1.1	1.7	1.3
Net loss	$1.5	$1.1	$1.7	$1.3
Loss per share - Basic and diluted	$0.03	$0.02	$0.03	$0.03

	Second Quarter 2007	First Quarter 2007	Fourth Quarter 2006	Third Quarter 2006

(In millions, except per share amounts)
Revenues	$3.5	$2.6	$3.2	$2.8
Selling, general and administrative	2.7	2.5	3.2	2.5
Business taxes	0.3	0.2	0.2	0.3
Legal	0.4	0.4	0.8	0.8
Product, research and development	0.6	0.5	0.8	0.8
Depreciation and amortization	0.4	0.5	0.5	0.5
Operating loss	0.9	1.5	2.3	2.3
Loss from continuing operations	1.2	1.6	2.6	2.5
Net loss	$1.2	$1.0	$3.0	$2.7
Loss per share - Basic and diluted	$0.02	$0.02	$0.06	$0.06

The net loss in the second quarter of 2008 is $1.5 million, or a loss per basic and diluted share of $0.03, compared to a net loss of $1.1 million, or a loss of $0.02 per basic and diluted share, in the 2008 first quarter, an increase of 42 percent resulting from a decrease in revenues and increases in operating costs. These were partially offset by the reversal of a penalties accrual related to our cross border transactions.

Revenues in the second quarter of 2008 were $2.7 million. This compares to the 2008 first quarter revenues of $3.0 million, a decrease of 10 percent. The decrease in revenues is caused primarily by some customers reporting fewer units with our technology embedded, and delays in current contract negotiations. It should be noted that the third quarter should benefit from higher revenues as we conclude our contract negotiations and recognize revenues that would ordinarily have been recognized in the second quarter of 2008. The decrease in revenues is partially offset from the collection of receivables that was not recognized to revenue due to uncertainty regarding their collectability.

SG&A expense for the 2008 second quarter was $2.7 million compared to $2.8 million in the first quarter of 2008, a decrease of 4 percent. The decrease is due primarily to lower consulting fees associated with our sales activities in China. Our savings have been offset by adjustments to our annual employee compensation to market and an increase in our stock compensation expenses. Aside from the effects noted above our SG&A expenses have remained stable compared to the first quarter of 2008.

Business taxes for the 2008 second quarter were $0.2 million compared to $31,670 in the first quarter of 2008. The increase resulted from the first quarter benefiting from a reduction of business taxes relating to our inter-company royalty program recorded in the fourth quarter of 2007. In addition, business taxes increased from higher revenues in the second quarter from regions with higher business taxes.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2008 second quarter was $0.8 million compared to $0.7 million in the first quarter of 2008.

Legal expense for the 2008 second quarter was $0.3 million compared to $0.2 million in the first quarter, an increase of 35 percent. The increase is due primarily to additional legal expenses from increased activity in our patent filings.

The following chart summarizes the quarterly revenues and operating expenses from continuing operations:

Operating expenses – represents operating expenses from continuing operations, excluding interest, other income, income tax, and discontinued operations.

Revenues in the second quarter of 2008 have decreased compared to the first quarter of 2008 as described in the previous section. We believe this reduction to be temporary, and we expect revenues to increase in the third and fourth quarters of 2008.

In addition, we have been successful in containing our operating expense over the past eight quarters, which we believe will lead to reduced losses in future quarters.

Operating Results

Revenues

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Royalties, license and implementation fees	$2.7	$3.5	-22%	$5.8	$6.1	-6%

Revenues decreased in the second quarter of 2008 compared to the same period in 2007. The decrease is caused by:

•	The second quarter of 2007 benefiting from a settlement for under reported royalties of $0.4 million;

•	Decrease in royalties from our customers reporting less units shipped in which our technology is embedded; and

•	Inability to recognize approximately $0.3 million in revenues as we conclude the final negotiations with existing and new customers who had shipped units during the quarter.

Revenues decreased by $0.3 million or 6 percent compared to the six month period ending June 30, 2007. The decrease in revenues was a result of the same factors noted in the previous paragraph.

As we conclude our contract negotiations with our existing and new customers, the third quarter of 2008 is expected to benefit as we recognize revenues that would have been recognized in the second quarter of 2008 had the contract negotiations been finalized.

We expect to continue to increase our recurring revenues as we continue to conduct trials and market Qix. As a result of our marketing efforts, we announced our new Qix agreement with TELUS in February 2008. We believe this agreement validates our Qix technology to the market and will be beneficial in marketing Qix to other potential customers. We are also conducting trials with major carriers in order to further validate Qix, and assist in entering into additional license agreements. We expect our trials to produce positive results and look forward to communicating their results in the near future.

We continue to make progress in licensing Decuma. One of our major customers shipped a significant number of units with Decuma embedded in the first and second quarters of 2008. Additionally, another major customer is expected to start shipping units with Decuma embedded in the fourth quarter of 2008.

We have also been successful in signing new license agreements with our Predictive Text products – eZiText and eZiType.

Revenues by Product and Classification

Our revenues are derived from three product groups: Predictive Text - eZiText and eZiType; handwriting recognition - Decuma; and mobile search and discovery - Qix. For the six month period ended June 30, 2008, 90 percent of our revenues were derived from Predictive Text compared to 96 percent in the same period in 2007. The remaining portion was derived from Decuma. We successfully signed a Qix deal with TELUS in the first quarter of 2008 and expect revenues from Qix in the second half of 2008. We expect the percentage of revenues from Decuma and Qix to increase significantly in 2008 and 2009 due to two factors – higher volumes of both products and both Decuma and Qix commanding higher average selling prices than Predictive Text.

We classify our revenues as software licensing royalties, license and implementation fees, and maintenance and support fees. Software licensing royalties are ongoing revenues based on the number of units shipped in which our technology is embedded. License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. The following table sets forth our percentage of revenue by classification.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

(In percentages)

Software licensing royalties	91%	85%	88%	84%

License and implementation fees	5%	11%	8%	11%

Maintenance and support fees	4%	4%	4%	5%

The percentage of revenues from royalties for the second quarter of 2008 has increased to 91 percent compared to 85 percent for the same period in 2007. Royalties are increasing as we benefit from our customers continuing to embed our technology in their products, and are experiencing increased volumes of units in which our software is embedded. License and implementation fees can fluctuate significantly from quarter to quarter as they are one time fees that depend on the date contracts are signed and subsequent delivery of services. As we continue to market our new Qix and Decuma technologies, the percentage of royalties derived from total revenues is expected to increase.

Revenues by Geographic Region

The following table sets forth revenues recognized by our subsidiaries in the regions in which those subsidiaries reside:

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Canada	$1.2	$1.4	-9%	$2.9	$2.5	18%

United States	0.3	0.1	177%	0.5	0.4	17%

Asia	1.1	1.9	-43%	2.2	3.0	-26%

Sweden	0.1	0.1	-37%	0.2	0.2	-39%

The following table sets forth our revenues based on the regions in which our customers reside:

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Asia	$1.6	$2.2	-25%	$3.1	$3.6	-14%

Europe	1.0	0.9	5%	2.4	1.7	36%

North America	0.1	0.4	-64%	0.3	0.8	-63%

Significant Customers

The following table sets forth the percentage of total revenue accounted for by our top three customers along with the percentage of total revenue accounted for by our top five customers for the:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

(In percentages)

Significant Customer 1	27%	22%	29%	25%

Significant Customer 2	12%	2%	11%	6%

Significant Customer 3	11%	18%	11%	12%

Top Five Customers	66%	46%	65%	45%

Revenues from the top five customers in the second quarter of 2008 have increased to 66 percent from 46 percent of total revenues by those customers in the same period in 2007. This upward trend reflects the success of our largest customers as market share continues to consolidate. It also reflects our success in managing customer relations thereby increasing the number of units shipped with our technology embedded. We expect that our largest customers will continue to contribute a significant portion of our revenue.

Revenues from the top five customers in the six months ended June 30, 2008 have increased to 65 percent from 45 percent from the same period in 2007. The increased concentration is for the same reasons noted in the previous paragraph.

Selling, General and Administrative Expense

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Selling general and administrative expenses	$2.7	$2.7	-2%	$5.5	$5.3	3%

The above table has been reclassified to reflect that business taxes are shown separately.

SG&A includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, bad debts and other administrative expenses.

SG&A expenses for the second quarter of 2008 have decreased by 2 percent compared to the same period in 2007 caused by the following:

•	A decrease in professional fees due to the completion of the cross border transaction submission to the CRA; and

•	A decrease in our bad debts expense; offset by

•	An increase in salaries to adjust our employee compensation to market;

•	An increase in commission and stock compensation expenses included in salaries;

•	An increase in rental expense; and

•

A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the U.S. dollar (see additional discussion under the “Operating Results – Foreign Currency” section).

SG&A expenses for the six month period ended June 30, 2008 have increased by 3 percent compared to the same period in 2007. The increase in expenses is for the same reasons noted in the previous paragraph.

We are committed to the cost optimization initiatives that we have implemented, and have been successful in reducing certain costs. Our cost savings, however, have been offset by cost increases in other areas as described above. We expect SG&A expense in 2008 to remain at similar or slightly higher levels as experienced in 2007.

Business Taxes

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Business taxes	$0.2	$0.3	-45%	$0.2	$0.5	-55%

Business taxes include withholding and value added taxes. Withholding taxes represent amounts remitted to foreign governments for revenues earned in those jurisdictions with which we do not have a permanent establishment. Value added taxes represent taxes collected from our customers in China and remitted to the People’s Republic of China (“PRC”) tax authorities.

Business taxes for the second quarter of 2008 have decreased by 45 percent compared to the same period in 2007 as a result of:

•	A shift in our revenue mix to countries with lower withholding tax rates; and

•	A decrease in revenues reducing the business taxes assessed on our revenues.

Business taxes for the six month period ended June 30, 2008 have decreased by 55 percent compared to the same period in 2007 as a result of:

•	The recovery of withholding taxes accrued in the fourth quarter of 2007 for our inter-company royalty program;

•	A shift in our revenue mix to countries with lower withholding tax rates; and

•	A decrease in our revenues as discussed above.

Legal

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Legal	$0.3	$0.4	-34%	$0.5	$0.9	-42%

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters.

Legal expenses decreased in the second of quarter of 2008 compared to the same period in 2007 due primarily to lower fees incurred for The Board of Regents of the University of Texas (“U of T”) litigation (see additional discussion under “Litigation/Indemnification” section).

Legal expenses for the six month period ended June 30, 2008 have decreased compared to the same period in 2007. The decrease in expenses is for the same reasons noted in the previous paragraph.

Product Research and Development Expense

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Gross product research and development	$1.1	$0.9	24%	$2.3	$1.8	23%

Capitalized costs	0.3	0.3	-4%	0.8	0.8	5%

Product research and development	0.8	0.6	43%	1.5	1.0	36%

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased 24 percent in the second quarter of 2008, compared to the same period in 2007, due to the following:

•	An increase in salaries to adjust our employee compensation to market and an increase in our overall head count;

•	An increase in stock compensation expenses included in salaries; and

•

A general increase due to appreciation of the Canadian dollar, in which denomination a large portion of our expenses are incurred, against the U.S. dollar (see additional discussion under the “Operating Results – Foreign Currency” section).

Gross expenditures on product development for the six month period ended June 30, 2008 have increased compared to the same period in 2007. The increase in expenditures is for the same reasons noted in the previous paragraph.

We will continue to incur costs in all of our product lines to add additional features, language databases, and to implement on additional platforms. In addition, we expect to incur costs for research and development related to potential new products. We expect that PR&D expenses will continue to increase moderately in the future.

Depreciation and Amortization

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Depreciation	$0.1	$0.1	-29%	$0.1	$0.2	-25%

Amortization of deferred software development costs	0.2	0.3	-17%	0.5	0.6	-21%

Amortization of other intangibles	0.1	0.1	13%	0.1	0.1	13%

The table above sets out the components of depreciation and amortization expense.

Depreciation and amortization expense in the second quarter of 2008 has decreased compared to the same period in 2007. Deprecation and amortization expense increases when a product is commercially released as the release of that product initiates the amortization of those costs. When a product is fully amortized, the future depreciation and amortization expense decreases as those costs have been completely expensed. Because we have not recently released any new products to offset the ones that have been completely amortized, our depreciation and amortization expense has decreased.

Depreciation and amortization expense have decreased for the six month period ended June 30, 2008 for the same reasons noted in the previous paragraph.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in the second quarter of 2008 and the six month period ended June 30, 2008 compared to same periods in 2007 as the average cash position decreased.

Income Tax Expense

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Income tax	$-0.1	$0.3	-144%	$-0.2	$0.5	-137%

We account for income taxes in accordance with FASB FAS No. 109, “Accounting for Income Taxes”. Future tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce future tax assets to the extent that management considers it is more likely than not that a future tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of future income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

For the second quarter 2008, we benefited from a recovery of $0.1 million compared to a $0.3 million expense for the same period in 2007. This significant decrease and recovery resulted primarily from the partial reversal of an accrual recorded in 2007 relating to the audit by the Canada Revenue Agency (“CRA”) of our cross border transactions which is discussed further below. The decrease also results from a shift in revenue from our taxable Chinese subsidiary to our Chinese subsidiary that is currently benefiting from certain tax incentives.

Income tax expense has decreased for the six month period ended June 30, 2008 for the same reasons noted in the previous paragraph.

The CRA commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. In accordance with FIN 48, we accrued a provision of $652,278 in our current liabilities in 2007 which represented possible penalties and interest, assuming that the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years was then applied to all tax years that are currently open in Canada. As our international transfer pricing adjustments did not include any taxable income, we proposed no penalties or interest in our submission. On July 19, 2008 we received an official letter from the CRA accepting our submission as filed, including the decision that no adjustments were required. In accordance with the CRA’s acceptance of our submission, we have reversed $212,077 of the provision in the second quarter of 2008 for the 2002 and 2003 taxation years. It should be noted that we had already reversed $58,061 in the first quarter of 2008 due to a prior year becoming statute barred.

As of June 30, 2008, in accordance with FIN 48, we carry a provision of $365,825 representing the taxation years that remain open to audit. We believe the likelihood of eventually paying such provision is minimal, as proven by the results of the now completed audit of 2002 and 2003. However, we are required by FIN 48 to maintain this tax provision for all open taxation years which are susceptible to penalties should the CRA decide to impose them.

The tax incentives for our new Chinese subsidiary will begin to be phased out after 2008. Accordingly, the subsidiary’s income will become taxable for taxation years after 2008. The effective tax rate in 2009 will be lower than the general PRC corporate tax rate. The rate is expected to increase for 2010 and subsequent years and could eventually reach the corporate tax rate of 25 percent. However, the implementation of our inter-company royalty program effectively results in the opportunity to remove a substantial portion of taxable income from our Chinese subsidiaries; thus we expect income tax expense relating to our operations in China to continue to be lower than historical levels.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our operations in the e-Learning business segment, for total proceeds of $632,601.

For the three months ended March 31, 2007, we did not recognize our proportionate share of the loss from Archer’s operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the three months ended March 31, 2007.

The completion of this sale represents the end of our involvement in the e-Learning business segment. As a result, for the three month period ended March 31, 2007, the e-Learning business segment has been reclassified to discontinued operations.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

Foreign Currency

We report in U.S. dollars but also have operations and expenses in Canada, Sweden, United Kingdom, Hong Kong and China. We carry foreign exchange risk as our revenues are primarily earned in U.S. dollars and Chinese Reminbi, and we incur the majority of our expenses in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. Assuming all of the above currencies appreciate by one hundred basis points at the beginning of the year relative to the U.S. dollar, we estimate our expenses to increase by approximately $133,975 on an annualized basis. Our most significant foreign exchange risk is currently with the Canadian dollar. We estimate our expenses to increase by approximately $82,000 for every one hundred basis point depreciation in the U.S. dollar, relative to the Canadian dollar, on an annualized basis assuming the rate increases at the beginning of the year.

Based on the actual appreciation of the Canadian dollar, Chinese Reminbi, Hong Kong dollar, and Swedish Krona relative to the U.S. dollar for the three months ended June 30, 2008, we estimate our total expenses have increased by approximately $0.7 million assuming the same expense level in the above foreign currencies remains unchanged from 2007. This increase in costs continues to affect our expense in the first half of 2008 and has offset many of the cost reductions we have implemented.

Given the recent depreciation of the U.S. dollar, especially in comparison to the Canadian dollar, we have reviewed our foreign exchange risk and the appropriateness of hedging strategies. As a result of our review, we are examining our foreign exchange policies and considering implementing a foreign exchange hedging program. Under this program, we will actively monitor market rates and may initiate hedging strategies when appropriate. We will also look to naturally hedge our foreign currency expenses by matching the currencies of our revenues and expenses to a greater degree than we are at present.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly, changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

	Three months ended June 30,			Six months ended June 30,
	2008	2007	%	2008	2007	%

(In millions, except percentages)

Net Cash provided by (used in):

Operating activities	$-1.9	$-2.6	-25%	$-4.3	$-0.3	1163%

Financing activities	0.0	0.0	0%	0.0	4.6	-100%

Investing activities	-0.5	-0.3	33%	1.7	-1.2	-249%

Discontinued operations	0.0	0.3	-100%	0.0	0.6	-100%

Net Increase (decrease)	-2.4	-2.6	-7%	-2.4	3.8	-162%

Cash Requirements Outlook

At June 30, 2008, we had cash and cash equivalents of $2.6 million compared to $5.0 million as at December 31, 2007.

Cash not immediately required for our ongoing operations is invested in highly liquid investments with maturities of less than 90 days. The objective of our investment policy is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

We expect that some capital will be required in 2008 to support continued product development and enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix and Decuma to the marketplace. We have plans in place to ensure that we have sufficient capital to meet these requirements and plan to generate positive cash from operations in the future (see additional discussion under the “Critical Accounting Policies and Estimates – Going Concern Basis” section). We are considering various alternatives to address these capital requirements, including consummation of contracts for new revenue leading to achievement of profitable operations, as well as, if necessary, seeking financial resources in the capital markets.

Restricted Cash

Funds held in one of our Chinese subsidiaries had previously been classified as Restricted Cash because it was not fully available to fund operations of the Company outside of China. In the first quarter of 2008, we were successful in establishing an inter-company royalty program pursuant to which we transferred to Canada most of the cash balances held by our subsidiary in China, which were previously classified as restricted cash. The continued existence of the inter-company royalty program allows us to classify cash balances in China as cash and cash equivalents rather than restricted cash. We expect to be able to continue such classification of cash in the future. Accordingly, all cash balances as at June 30, 2008 are classified as available cash. As a result of the inter-company royalty program, we transferred $2.1 million in April 2008 from our Chinese subsidiary to a Canadian subsidiary.

We had nil restricted cash as at June 30, 2008 compared to $2,740,702 as at December 31, 2007.

Bank Indebtedness

We did not incur any bank indebtedness in the six month period ending June 30, 2008.

In December 2006, we secured a $1,000,000 credit facility with our principal bank, HSBC Bank Canada. The loan was secured by a single trade receivable of ours, which was insured by Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable or March 1, 2007. The proceeds of the loan were used to augment our cash balances for operating purposes.

The loan was secured by a first priority interest in all capital assets of the Company. The loan bore interest at LIBOR plus 2 percent. The loan and accrued interest thereon was repaid in full on January 10, 2007.

Cash Flows - Summary

During the three month period ended June 30, 2008, our available cash balances decreased by 2.4 million primarily represented by:

•

$1.1 million increase in non-cash working capital, comprised primarily of a $1.1 million decrease in accounts payable and accrued liabilities, a $1.0 million decrease in deferred revenue, offset by a $1.0 million decrease in accounts receivable and prepaid expenses;

•

$0.8 million in cash losses from continuing operations (i.e., $1.5 million loss from continuing operations less $0.7 million of non-cash expenses including depreciation and amortization expense and stock compensation expense); and

•	$0.5 million in deferred software development costs and capital asset additions.

During the three month period ended June 30, 2007, we experienced a decrease in available cash by $2.6 million primarily represented by:

•

$1.8 million increase in working capital, comprised primarily of a $1.0 million increase in accounts receivable and prepaid expenses, $0.2 million decrease in accounts payable and accrued liabilities, and a $0.6 million decrease in deferred revenue;

•

$0.7 million in cash losses from continuing operations (i.e., $1.2 million loss from continuing operations less $0.5 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

•	$0.4 million in deferred development costs and capital asset additions; offset by

•	$0.3 million cash received from the sale of Archer (see additional discussion under the “Operating Results – Discontinued Operations” section).

During the six month period ended June 30, 2008, we experienced a decrease in available cash of $2.4 million primarily represented by:

•

$3.0 million increase in non-cash working capital, comprised primarily of a $1.8 million decrease in accounts payable and accrued liabilities, a $2.3 million decrease in deferred revenue, offset by a $1.1 million decrease in Accounts Receivable and prepaid expenses;

•

$1.3 million in cash losses from continuing operations (i.e., $2.6 million loss from continuing operations less $1.3 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

•	$1.0 million in deferred software development costs and capital asset additions; offset by

•	$2.7 million in restricted cash that was reclassified as non-restricted in the first quarter of 2008.

During the six month period ended June 30, 2007, we experienced an increase in available cash of $3.8 million primarily represented by:

•	$5.6 million in net proceeds from the private placement and exercise of stock options;

•

$1.4 million decrease in non-cash working capital, comprised primarily of a $3.1 million decrease in accounts receivable and prepaid expenses, offset by a $0.1 million decrease in accounts payable and accrued liabilities, and a $1.6 million decrease in deferred revenue;

•	$0.6 million gain from the sale of Archer (see additional discussion under the “Operating Results – Discontinued Operations” section); offset by

•

$1.6 million in cash losses from continuing operations (i.e., $2.8 million loss from continuing operations less $1.2 million of non-cash expenses including depreciation and amortization expense and stock compensation expense);

•	$1.0 million in the repayment of bank indebtedness outstanding at year-end;

•	$0.9 million in deferred development costs and capital asset additions; and

•	$0.4 million increase in restricted cash.

Operating Activities

Cash used in operating activities in the second quarter of 2008 was $1.9 million, a quarter over quarter decrease of $0.7 million when compared to the $2.6 million used in operating activities in the second quarter of 2007. The decrease in cash used results from the reduction of cash invested in non cash working capital.

Cash used in operating activities for the six month period of 2008 was $4.3 million, an increase of $4.0 million when compared to $0.3 million used in operating activities in the same period in 2007. Cash used in operating activities increased due an increase in non-cash working capital of $4.3 million, which was partially offset with a reduction in operating losses of $0.3 million compared to the same period in 2007. The increase in non-cash working capital compared to 2007 resulted from the timing differences created by the collection of a large receivable from a significant licensee in the first quarter of 2007, which normally would have occurred in a different quarter.

Financing Activities

There were no significant financing activities in the three and six months ended June 30, 2008.

In 2007, we received a net amount of $4.6 million from our financing activities, which included $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by the repayment of $1.0 million in bank indebtedness from year end 2006. The bank credit facility was terminated upon repayment of the $1.0 million.

In December 2006, we received $1.0 million in financing from a credit facility, which was terminated on repayment in January 2007.

Investing Activities

Cash used in investing activities increased by $0.5 million in the second quarter of 2008 compared to the same period in 2007. The increase in cash used is due primarily to the receipt of $0.3 million in the second quarter of 2007 for the sale of discontinued operations.

We received $1.7 million in cash from investing activities for the six month period of 2008 compared to using $0.6 million in the same period in 2007, an increase of $2.3 million. The increase is derived from the reclassification of $2.7 million in restricted cash to non-restricted in the first quarter of 2008 resulting from the successful implementation of our inter-company royalty program.

Commitments and Contractual Obligations

As at June 30, 2008 and December 31, 2007, we did not have any long-term debt.

We rent premises under operating leases, which expire at various dates up to June 2012. Annual rental payments under these leases for each of the next five years are as follows:

2008	992,401
2009	836,424
2010	686,896
2011	675,074
2012	337,537

Total	$3,528,332

These lease commitments are expected to be paid from revenues from operations, existing working capital and if necessary, additional capital.

Transactions with Related Parties

In the course of our operations, we have transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

The amounts due from (to) related parties are as follows:

	June 30, 2008	December 31, 2007

Due to law firm in which a former director is a partner	N/A	N/A
Due to law firm in which a director is a partner	$(41,819)	$(1,938)
Due to a company in which an officer is a partner	N/A	$(116,000)

The following table outlines the Company’s related party transactions for the three month periods ended June 30:

	2008	2007

Legal services provided by a law firm in which a former director is a partner	N/A	$39,980
Legal services provided by a law firm in which a director is a partner	$41,892	$2,051
Consulting fees paid to a firm in which an officer is a partner	$4,700	$37,517

The following table outlines the Company’s related party transactions for the six month periods ended June 30:

	2008	2007

Legal services provided by a law firm in which a former director is a partner	N/A	$146,315
Legal services provided by a law firm in which a director is a partner	$65,191	$2,051
Consulting fees paid to a firm in which an officer is a partner	$28,600	$102,705

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as at June 30, 2008 and December 31, 2007.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices, furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

Our intellectual property may be grouped into the following product areas: eZiText, eZiType, Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to text input technology. However, with the introduction of Qix and Decuma the amount previously dedicated to text input technology will now be split across all three product areas. In addition to this, we are continually looking for new market opportunities.

Litigation/Indemnification

Commencing on March 11, 2005, U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (“112 Patent”) in the U.S. District Court for the Western District of Texas, Austin Division. The defendants included customers of ours as well as customers of our competitors. We were not a named party in the action. In order to defend the legitimacy of the licensed software and maintain the relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense. Accordingly, and without any admission of liability, we agreed to assume the defense of five of our customers, four of which we settled since the costs of defense would have outweighed the cost of settlement.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S, Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants, including the remaining customer whose defense the Company had assumed. The plaintiff subsequently filed an appeal but the original finding of the District Court was upheld by the Appeals Court in July 2008. The U of T subsequently filed a petition for a rehearing on August 8, 2008. The court has 14 days to determine if the petition has any merit.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses through the legal process. Moreover, given the extremely competitive nature of our business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

There are no significant subsequent events.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

•	Our history of operating losses and uncertainty of future profitability;

•	The potential inability to raise additional capital to support our operations and future growth;

•	Uncertainty regarding the renewal of significant contracts as they come due;

•	Risk that OEMs and ODMs may refuse to embed our technology on products they supply to network carriers licensing our technology;

•	Uncertainty as to the degree of and continuing market acceptance of our products and services;

•	Uncertainties relating to product development;

•	Risks associated with the number, amount and timing of new product introductions;

•	Our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

•	Uncertainty regarding patents, proprietary rights and software piracy;

•	Variability in customer demand;

•	Fluctuations in quarterly results could negatively affect our financial results;

•	Our dependence on third party performance under marketing and licensing arrangements;

•	Risks associated with the contingent nature of continued performance under major sales contracts;

•	Rapid technological change and competition;

•	Uncertainty regarding the pricing, reporting and collection of accounts;

•	Uncertainties related to dependence on third-party suppliers;

•	Risks associated with dependence on sales in foreign countries;

•	The potential for adverse developments in pending litigation;

•	Risks related to indemnity claims from third parties;

•	Fluctuations in foreign exchange rates;

•	Uncertainties associated with changes in government policy and regulation, particularly in PRC;

•	Adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

•	Changes in our size and structure;

•	Risks associated with mergers, acquisitions and dispositions;

•	Risks of dilutive future financings;

•	The effectiveness of our management and our strategic relationships;

•	Inability to attract and retain key personnel;

•	The negative history associated with the Lancer proceedings could have an on going effect on the public’s perceptions of us;

•	Other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and

•	Other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities in Canada.

Additional Information

Additional information can be found in our Form 20-F filed with the U.S. Securities and Exchange commission as well as in other public documents filed in Canada which can be accessed at www.sec.gov and www.sedar.com respectively.